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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                      For the month of December, 2004

                      Commission File Number: 0-16350

                               WPP GROUP PLC
              (Translation of registrant's name into English)

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                  27 Farm Street, London, W1J 5RJ England
                  (Address of principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F  X     Form 40-F
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes        No  X
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     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                 SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 1, 2004                WPP GROUP PLC
                                        (Registrant)

                                        By:  /s/ Paul W. G. Richardson
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                                           Name:   Paul W. G. Richardson
                                           Title:  Group Finance Director

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                               EXHIBIT INDEX
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Exhibit No.     Description
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1               First Amendment to Agreement and Plan of Merger, dated as
                of December 1, 2004, among WPP Group plc, Abbey Merger Corporation and Grey Global Group Inc.